FORM 4 / / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: PENDING Estimated average burden hours per response .... 1.0

1.	Name and Address of Reporting Person(1)			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	McCaw	Craig	O.		XO Communications, Inc. XOXO				X Director	X 10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person (voluntary)	4.	Statement for Month/Year		Officer (give title below)	Other (specify below)
	2300 Carillon Point						12/2001

(Street)						5.	If Amendment, Date of Original (Month/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than
	Kirkland,	Washington	98033						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at End of Month	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/ Day/ Year)									(Instr. 3 and 4)
					Code	V		Amount	(A) or (D)	Price

	Class A Common		12/21/01		S			1,189,500	D	.01		6,853,582		(1)		(1)

	Class B Common											1,688,988		(1)		(1)

	Class A Common		12/21/01		S			200,000	D	.01		556,938		(2)		(2)

	14% Preferred											10,000		(2)		(2)

	Class B Common											63,743,574		(3)		(3)

	Class A Common											7,079,228		(3)		(3)

	Class A Common											792,230		(4)		(4)

	Class A Common		12/21/01		S			6,000	D	.01		0		(5)		(5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.	(Over)
** Reporting person disclaims beneficial ownership except to the extent of his beneficial interest therein.	SEC 1474 (7-97)

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

FORM 4 (Continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

							Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.	Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

  Explanation of Responses:

  (1)
  Designated filer on behalf of (a) the Reporting Person, Craig O. McCaw, and (b) Dennis M. Weibling. Messrs. McCaw and Weibling are Directors and are subject to Section 16 reporting requirements.

  (2)
  Shares owned directly by Mr. Weibling.

  (3)
  Shares owned directly by Eagle River Investments, LLC ("ERI"). The Reporting Person and Mr. Weibling are members and managers of ERI. Mr. McCaw and Mr. Weibling disclaim ownership of such shares, except to the extent of their beneficial interest therein.

  (4)
  Shares owned directly by Eagle River, Inc. (ER). Mr. McCaw is the sole shareholder of ER. Mr. Weibling disclaims ownership of such shares.

  (5)
  Shares owned directly by On Eagles' Wings, LLC, a family LLC of Mr. Weibling in which he shares a 60% ownership interest with his wife. Mr. McCaw disclaims ownership of such shares.

Joint Filer Information
Name:	Dennis M. Weibling

Address:	2300 Carillon Point
Kirkland, Washington 98033

Designated Filer	Craig O. McCaw

Issuer and Ticket Symbol:	XO Communications, Inc. XOXO

Date of Event Requiring Statement:	12/21/01
	/s/ C. James Judson	1/10/2002
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person and Joint Filers' Authorized Representative	Date
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Page 2 SEC 1474 (7-97)